Exhibit 99.1

Kingsoft Cloud Announces Unaudited First Quarter 2022 Financial Results

BEIJING, June 8, 2022 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud, commented, “Despite the rising uncertainty in the macro-environment and recent pandemic resurgence in China, we adhered to our strategy of pursuing steady and high-quality growth while improving our business stability and profitability. We are pleased to deliver another quarter of solid performance, with revenue up 20% year-over-year and adjusted gross profit increased by 152% quarter-over-quarter to RMB83.6 million. These results further testify to the resilience of our business, our execution capabilities, and the effectiveness of our strategies. During the quarter we continued to deepen our relationships with premium customers and have made excellent progress signing new customers. Specifically, we signed Genki Forest (元气森林), one of the fastest-growing beverage brand in China, and two new commercial bank clients. Looking ahead, while uncertainty remains in the outlook, we will continue to focus on our core cloud services, create value for our customers, and facilitate the digitalization of our expanding customer base.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, We are pleased to see that our gross billings from core cloud services, including computing, storage and enterprise services, increased by 61.2% year-over-year. Meanwhile, we have been making significant progress in our cost control strategy and execution. The adjusted gross profit of this quarter increased by 152% quarter-over-quarter to RMB83.6 million. Adjusted gross margin more than tripled, from 1.2% in the previous quarter to 3.8% this quarter. Adjusted EBITDA loss margin narrowed from -10.5% in previous quarter to -7.0% this quarter. We will continue to focus on the quality growth of our business and improve our margins. Even though we are still amid the challenging macro-economic environment, we believe we are on track to achieve adjusted EBITDA breakeven in Q4 2022.

Our board has authorized the Company to repurchase up to USD$100 million of our ordinary shares in the form of American depositary shares during a twelve-month period. Today, we are pleased to announce that we have entered into a share repurchase program. We believe it demonstrates our board’s and management’s strong confidence in our growth prospect and their commitment to generating long-term value for our shareholders.”

First Quarter 2022 Financial Results

Total Revenues reached RMB2,173.8 million (US$342.91 million), representing an increase of 19.9% from RMB1,813.5 million in the same period of 2021. The increase was due to the robust growth in core cloud services, but partially offset by our proactive adjustment of CDN services. Gross billings from core cloud services including computing, storage and enterprise cloud services increased by 61.2% year-over-year, and content delivery services decreased by 20.2% year-over-year.

•	Revenues from public cloud services remained stable at RMB1,380.8 million (US$217.8 million), compared with RMB1,391.8 million in the same quarter of 2021. The decrease was mainly due to the above-mentioned CDN services adjustment, and offset by the increase of revenues from computing and storage services.

•	Revenues from enterprise cloud services were RMB792.5 million (US$125.0 million), representing a strong growth of 88.7% from RMB420.0 million in the same quarter of 2021. The growth was mainly driven by the strong digitalization demand from enterprises and institutions, synergies from Camelot as well as our capabilities to deliver industry-specific cloud solutions.

•	Other revenues were RMB0.5 million (US$0.1 million).

Cost of revenues was RMB2,093.9 million (US$330.3 million), representing a decrease of 20.4% from RMB2,631.8 million in last quarter and an increase of 23.4% from RMB1,697.0 million in the same quarter of 2021. Among which, IDC costs decreased by RMB211.6 million from last quarter to RMB1,110.3 million this quarter, in line with our adjustment of CDN services. Depreciation and amortization costs increased by 8.3% quarter-over-quarter to RMB246.1 million as a result of continued capex for growth. Solution development and services costs decreased by 4.3% quarter-over-quarter to RMB476.0 million. It consists of payments to our solution design, development and services personnel. Fulfillment costs were RMB184.5 million this quarter and it represents the costs of purchasing technologies, products and services from third party to fulfill the demands of our solutions. Other costs were RMB76.9 million this quarter.

Gross profit was RMB80.0 million (US$12.6 million), compared with RMB27.9 million last quarter and RMB116.5 million in the same period in 2021. Gross margin was 3.7%, compared with 1.0% last quarter and 6.4% in the same period in 2021. Non-GAAP gross profit2 were RMB83.6 million (US$13.2 million), increased by 152.0% from RMB33.2 million last quarter and compared with RMB122.0 million in the same period in 2021. Non-GAAP gross margin was 3.8%, compared with 1.2% last quarter and 6.7% in the same period in 2021. Due to the effectiveness of our strategy and execution of cost control and revenue mix optimization, we have achieved significant profitability improvement at gross profit level compared with last quarter.

Total operating expenses were RMB612.8 million (US$96.7 million), compared with RMB698.6 million last quarter and RMB468.6 million in the same period in 2021. The quarter-over-quarter decrease was mainly due to our effective expense control and organization adjustment in line with our overall business strategy.

Selling and marketing expenses were RMB144.4 million (US$22.8 million), compared with RMB177.1 million last quarter and RMB112.8 million in the same period in 2021.

General and administrative expenses were RMB221.8 million (US$35.0 million), compared with RMB243.3 million last quarter and RMB91.2 million in the same period in 2021.

Research and development expenses were RMB246.6 million (US$38.9 million), compared with RMB278.2 million last quarter and RMB264.6 million in the same period in 2021.

Operating loss was RMB532.8 million (US$84.1 million), compared with operating loss of RMB670.7 million last quarter and RMB352.1 million in the same quarter of 2021.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Net loss was RMB554.8 million (US$87.5 million), compared with net loss of RMB482.2 million last quarter and RMB382.2 million in the same quarter of 2021. The increase of net loss was mainly due to the change of foreign exchange and the valuation adjustment of certain investees.

Non-GAAP net loss was RMB450.9 million (US$71.1 million), compared with net loss of RMB556.2 million last quarter and RMB218.4 million in the same quarter of 2021.

Non-GAAP EBITDA was RMB-152.2 million (US$-24.0 million), compared with RMB-278.0 million last quarter and RMB-48.6 million in the same quarter of 2021. Non-GAAP EBITDA margin was -7.0%, compared with -10.5% last quarter and -2.7% in the same quarter of 2021.

Basic and diluted net loss per share was RMB0.15 (US$0.02), compared with RMB0.13 last quarter and RMB0.11 in the same quarter of 2021.

Cash and cash equivalents and short-term investments were RMB5,604.0 million (US$884.0 million) as of March 31, 2022, compared to RMB6,708.6 million as of December 31, 2021.

Outstanding ordinary shares were 3,653,179,567 as of March 31, 2022, equivalent to about 243,545,304 ADSs.

Business Outlook

For the second quarter of 2022, the Company expects total revenues to be between RMB2.0 billion and RMB2.2 billion, representing a year- over-year growth of -8.0% to 1.2%. It is mainly due to the off-line fulfillment delay of enterprise cloud, amid the short-term Covid-19 resurgence. We will continue to embrace opportunities post pandemic. The Company also expects our adjusted gross margin will be higher in the second quarter than in first quarter and the adjusted EBITDA margin will breakeven in the fourth quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, June 8, 2022, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3950119. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, other gain, net and other (income) expense, net, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: eyuan@christensenir.com

In US Ms. Linda Bergkamp Phone: +1-480-6143004 Email: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,217,528	3,219,414	507,850
Restricted cash	239,093	163,025	25,717
Accounts receivable, net	3,570,975	3,525,311	556,104
Short-term investments	2,491,056	2,384,549	376,153
Prepayments and other assets	1,687,021	1,669,145	263,303
Amounts due from related parties	207,143	311,306	49,107
Total current assets	12,412,816	11,272,750	1,778,234
Non-current assets:
Property and equipment, net	2,364,103	2,421,162	381,929
Intangible assets, net	1,169,767	1,121,818	176,962
Prepayments and other assets	29,066	23,817	3,757
Equity investments	207,166	211,744	33,402
Goodwill	4,625,115	4,609,847	727,185
Amounts due from related parties	5,758	5,758	908
Operating lease right-of-use assets	256,451	265,322	41,854
Deferred tax assets, net	7,798	3,637	574
Total non-current assets	8,665,224	8,663,105	1,366,571
Total assets	21,078,040	19,935,855	3,144,805
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	1,348,166	1,491,144	235,222
Accounts payable	2,938,632	2,580,718	407,098
Accrued expenses and other current liabilities	2,223,840	1,843,193	290,757
Income tax payable	60,217	41,482	6,544
Amounts due to related parties	836,435	824,737	130,099
Current operating lease liabilities	108,590	111,759	17,630
Total current liabilities	7,515,880	6,893,033	1,087,350
Non-current liabilities:
Deferred tax liabilities	205,889	198,946	31,383
Amounts due to related parties	472,882	414,152	65,331
Other liabilities	1,232,677	1,239,669	195,553
Non-current operating lease liabilities	158,289	173,664	27,395
Total non-current liabilities	2,069,737	2,026,431	319,662
Total liabilities	9,585,617	8,919,464	1,407,012
Shareholders’ equity:
Ordinary shares	24,782	24,824	3,916
Additional paid-in capital	18,245,801	18,341,302	2,893,269
Accumulated deficit	(7,458,752)	(8,012,001)	(1,263,862)
Accumulated other comprehensive loss	(207,882)	(219,621)	(34,644)
Total Kingsoft Cloud Holdings Limited shareholders’ equity	10,603,949	10,134,504	1,598,679
Noncontrolling interests	888,474	881,887	139,114
Total equity	11,492,423	11,016,391	1,737,793
Total liabilities and shareholders’ equity	21,078,040	19,935,855	3,144,805

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
	RMB	RMB	RMB	US$
Revenues:
Public cloud services	1,391,833	1,530,476	1,380,807	217,817
Enterprise cloud services	420,032	1,128,775	792,509	125,015
Others	1,667	479	493	78
Total revenues	1,813,532	2,659,730	2,173,809	342,910
Cost of revenues	(1,697,029)	(2,631,839)	(2,093,851)	(330,297)
Gross profit	116,503	27,891	79,958	12,613
Operating expenses:
Selling and marketing expenses	(112,826)	(177,081)	(144,405)	(22,779)
General and administrative expenses	(91,177)	(243,315)	(221,763)	(34,982)
Research and development expenses	(264,636)	(278,202)	(246,633)	(38,905)
Total operating expenses	(468,639)	(698,598)	(612,801)	(96,666)
Operating loss	(352,136)	(670,707)	(532,843)	(84,053)
Interest income	17,746	20,601	21,157	3,337
Interest expense	(3,866)	(27,208)	(34,066)	(5,374)
Foreign exchange (loss) gain	(48,375)	47,363	(18,741)	(2,956)
Other gain, net	5,782	62,467	(12,035)	(1,898)
Other income, net	1,926	89,253	20,038	3,161
Loss before income taxes	(378,923)	(478,231)	(556,490)	(87,783)
Income tax expense	(3,286)	(3,982)	1,670	263
Net loss	(382,209)	(482,213)	(554,820)	(87,520)
Less: net income (loss) attributable to noncontrolling interests	255	(4,287)	(1,571)	(248)
Net loss attributable to Kingsoft Cloud Holdings Limited	(382,464)	(477,926)	(553,249)	(87,272)

Net loss per share:
Basic and diluted	(0.11)	(0.13)	(0.15)	(0.02)
Shares used in the net loss per share computation:
Basic and diluted	3,343,336,997	3,630,916,768	3,648,282,282	3,648,282,282
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	70,773	(119,133)	(9,764)	(1,540)
Comprehensive loss	(311,436)	(601,346)	(564,584)	(89,060)
Less: Comprehensive income (loss) attributable to noncontrolling interests	255	(4,420)	408	64
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(311,691)	(596,926)	(564,992)	(89,124)

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
	RMB	RMB	RMB	US$
Gross profit	116,503	27,891	79,958	12,613
Adjustments:
– Share-based compensation expenses	5,499	5,280	3,619	571
Adjusted gross profit	122,002	33,171	83,577	13,184

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022
Gross margin	6.4%	1.0%	3.7%
Adjusted gross margin	6.7%	1.2%	3.8%

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
	RMB	RMB	RMB	US$
Net Loss	(382,209)	(482,213)	(554,820)	(87,520)
Adjustments:
– Share-based compensation expenses	123,113	125,139	93,182	14,699
– Foreign exchange loss (gain)	48,375	(47,363)	18,741	2,956
– Other gain, net	(5,782)	(62,467)	12,035	1,898
– Other income, net	(1,926)	(89,253)	(20,038)	(3,161)
Adjusted net loss	(218,429)	(556,157)	(450,900)	(71,128)
Adjustments:
– Interest income	(17,746)	(20,601)	(21,157)	(3,337)
– Interest expense	3,866	27,208	34,066	5,374
– Income tax expense	3,286	3,982	(1,670)	(263)
– Depreciation and amortization	180,466	267,565	287,481	45,349
Adjusted EBITDA	(48,557)	(278,003)	(152,180)	(24,005)

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022
Net loss margin	-21.1%	-18.1%	-25.5%
Adjusted net loss margin	-12.0%	-20.9%	-20.7%
Adjusted EBITDA Margin	-2.7%	-10.5%	-7.0%

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in thousands)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(497,151)	38,006	(626,008)	(98,750)
Net cash used in investing activities	(238,180)	(226,519)	(524,766)	(82,780)
Net cash generated from financing activities	98,854	1,085,021	97,609	15,397
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,251	(34,654)	(21,017)	(3,315)
Net (decrease) increase in cash, cash equivalents and restricted cash	(636,477)	896,508	(1,053,165)	(166,133)
Cash, cash equivalents and restricted cash at beginning of period	3,424,674	3,594,767	4,456,621	703,015
Cash, cash equivalents and restricted cash at end of period	2,793,448	4,456,621	3,382,439	533,567